Exhibit 99.4

NiCE Recognizes Enterprise Leaders Orchestrating Intelligence At Scale at NiCE

World London 2026

This year’s International CX Excellence Award winners are turning AI-first customer experience into measurable business outcomes through connected AI and intelligent automation

Hoboken, N.J., July 9, 2026 – NiCE (Nasdaq: NICE) today announced the winners of its 2026 International CX Excellence Awards at NiCE World London, recognizing the organizations leading the transformation to AI-first customer experience. This year’s honorees have embedded AI across the fabric of their operations. By seamlessly connecting AI agents, human agents, workflows, and data, they have established a new CX operating model that continuously sharpens decisions, accelerates outcomes, and delivers measurable business value.

“This year’s winners have embedded CX AI into their operations to deliver measurable outcomes,” said Darren Rushworth, President, NiCE International. “From transforming citizen services and digital banking to empowering employees and automating complex journeys, these organizations are redefining great customer experience and showing how AI can drive meaningful impact at scale.”

This year’s list of International CX Excellence Award winners was recognized across the following categories:

Excellence in Engagement Orchestration: EMEA Winner, Currys and Concentrix; APAC Winner, GX Bank Berhad

Currys, a leading omnichannel retailer of technology products and services, transformed customer experience with NiCE CXone, partnering with Concentrix to unify its entire operation. By connecting customer interactions across buying, ownership and support journeys, Currys is delivering improvements in customer satisfaction and quality while building a foundation for future retail experiences. Today, Currys delivers measurable business outcomes while accelerating the pace of customer experience innovation.

GX Bank, Malaysia’s first digital bank, built its customer experience operation entirely on NiCE CXone, with no branches or legacy infrastructure. In just two years, it has grown to 1.4 million customers supported by a 66-person CX team. AINI, GX Bank’s AI chatbot integrated with CXone, autonomously resolves 70% of chat interactions. Customer satisfaction has reached 95%, with first contact resolution also at 95%. Serving many first-time banking customers in remote and underserved communities, GX Bank demonstrates how AI can drive both operational efficiency and financial inclusion at scale.

Excellence in Workforce Empowerment: EE

EE, one of the UK’s leading mobile and broadband providers serving millions of customers nationwide, earned recognition for transforming workforce flexibility through automation. EE empowered its workforce planning teams to redesign a manual flexi-time process using NiCE WFM technologies, Power Apps, Data Explorer, and Real-Time Designer. The result was the Flexi App, a fully automated, self-service solution that enables employees to flex schedules in real time, from anywhere, with complete transparency and no manual approvals. The impact has been significant: a 28 percent year-over-year reduction in absence rates at the first live site, while improving operational efficiency and customer outcomes.

Excellence in Agentic Experience Automation: Openreach

Openreach, the UK’s largest wholesale broadband network, leverages NiCE’s Proactive AI Agent to autonomously manage broadband installation and repair journeys at national scale. Processing 7+ billion real-time operational and network signals annually, Openreach’s AI maintains an up-to-date view of every customer order. Deep system integration enables it to monitor, interpret, execute and communicate in real time, while GenAI delivers consistent, brand-aligned customer interactions. This closed-loop approach has improved journey reliability and operational efficiency.

Excellence in AI Innovation: Tripadvisor

Tripadvisor, the world’s largest travel site, launched Vesper, an AI Voice Agent built on NiCE’s Cognigy Auto Agent and integrated into its global telecoms platform. Delivered from concept to launch in several months, Vesper provides natural-language interactions, secure identity verification, intelligent call containment, and seamless agent handoff. Early results show strong customer adoption, peer recognition, and measurable business impact. Scalable across brands, languages, and channels, Vesper is setting a new benchmark for rapid, AI-powered CX innovation.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.